CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Buffered Index Linked Notes due March 23, 2016 (Linked to EURO STOXX 50® Index, Converted into U.S. Dollars)	$29,599,000.00	$3,812.35
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 1974AF
Registration Statement No.  333-184193
Filed Pursuant to Rule 424(b)(2)
Deutsche Bank AG
$29,599,000
Capped Leveraged Buffered Index Linked Notes due March 23, 2016
(Linked to EURO STOXX 50® Index, Converted into U.S. Dollars)

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The amount that you will be paid on your notes on the stated maturity date (March 23, 2016) is based on the performance of the U.S. dollar value of the EURO STOXX 50® Index (the “Underlier”), as measured from the trade date (March 18, 2014) to and including the determination date (March 18, 2016). We will determine the U.S. dollar value of the Underlier (which we refer to as the adjusted closing level of the Underlier) by multiplying the closing level of the Underlier on the relevant trading day by the exchange rate between the U.S. dollar and the euro on that day.  The initial underlier level and the final underlier level will incorporate this exchange rate adjustment. If the final underlier level on the determination date is greater than the initial underlier level of 4,276.508375, the return on your notes will be positive, subject to the maximum settlement amount of $1,276.00 for each $1,000 face amount of your notes. If the final underlier level is equal to the initial underlier level or declines by up to 10.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. Under these circumstances, you will lose some or all of your investment in the notes. Any payment on the notes is subject to the credit of the issuer.
To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•
if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.50 times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -10.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 10.00%), $1,000; or
•
if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the underlier return plus 10.00%. Under these circumstances, you will receive less than $1,000, and you will lose some or all of your investment in the notes.

Any appreciation of the U.S. dollar against the euro between the trade date and the determination date will adversely affect the underlier return and the value of your notes.
Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-11 of this pricing supplement.
The Issuer’s estimated value of the notes on the trade date is $975.40 per $1,000 face amount of notes, which is less than the original issue price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.
You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.
Original issue date:	March 25, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	1.75% of the face amount	Net proceeds to the issuer:	98.25% of the face amount
For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The original issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
March 18, 2014

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

 SUMMARY INFORMATION

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying product supplement, prospectus supplement and prospectus. All references to “Buffer Rate,” “Cash Settlement Amount,” “Determination Date,” “Final Underlier Level,” “Initial Underlier Level,” “Stated Maturity Date,” “Underlier Return” and “Upside Participation Rate” in this pricing supplement shall be deemed to refer to “Downside Participation Factor,” “Payment at Maturity,” “Final Valuation Date,” “Final Level,” “Initial Level,” “Maturity Date,” “Underlying Return” and “Upside Leverage Factor,” respectively, as used in the accompanying product supplement. All references to “Underlier” shall be deemed to refer to “Underlying” or “Index” as used in the accompanying product supplement.

If the terms described in this pricing supplement are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches. This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Key Terms

Issuer:  Deutsche Bank AG, London Branch

Underlier:  The EURO STOXX 50® Index (Ticker: SX5E)

Underlying Currency: Euro (USD/EUR)

Specified Currency:  U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $29,599,000 in the aggregate for all the notes; the aggregate Face Amount of the notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this pricing supplement.

Original Issue Price: 100% of the Face Amount

Purchase at amount other than the Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Considerations — If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-16 of this pricing supplement.

Cash Settlement Amount (on the Stated Maturity Date):

For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is equal to or greater than the Cap Level, the Maximum Settlement Amount;
•
if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (i) $1,000 Face Amount plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Underlier Return;

•	if the Final Underlier Level is equal to or less than the Initial Underlier Level but equal to or greater than the Buffer Level, $1,000; or
•
if the Final Underlier Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Buffer Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Buffer Level. Any Cash Settlement Amount is subject to the credit of the Issuer.

Initial Underlier Level: 4,276.508375, which is equal to the Adjusted Closing Level of the Underlier on the Trade Date

Final Underlier Level:  The Adjusted Closing Level of the Underlier on the Determination Date

Underlier Return:  The percentage increase or decrease in the Final Underlier Level from the Initial Underlier Level, calculated as follows:

Final Underlier Level – Initial Underlier Level
Initial Underlier Level

Upside Participation Rate:  150.00%

Cap Level: 118.40% of the Initial Underlier Level

Maximum Settlement Amount: $1,276.00

Buffer Level: 90.00% of the Initial Underlier Level

Buffer Amount: 10.00%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Buffer Level, which equals approximately 111.11%

Trade Date: March 18, 2014

Original Issue Date: March 25, 2014

Determination Date: March 18, 2016, subject to postponement as described in the accompanying product supplement on pages 24 and 28 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

Stated Maturity Date: March 23, 2016, subject to postponement as described in the accompanying product supplement on pages 24 and 28 under “Description of Securities – Adjustments to Valuation Dates and Payment Dates.”

No Interest or Dividends:  The notes do not pay interest or dividends

No Listing:  The notes will not be listed on any securities exchange

No Redemption:  The notes will not be subject to any redemption right or price dependent redemption right

Adjusted Closing Level: On any relevant day of calculation, the Closing Level of the Underlier on that day multiplied by the Exchange Rate on that day.

Closing Level: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement

Initial Exchange Rate: 1.3913, which is the Exchange Rate on the Trade Date.

Exchange Rate: The exchange rate between the U.S. dollar and the euro on each day of calculation will be the USD/EUR reference rate, as expressed as the number of U.S. dollars per one euro, for settlement in two business days as reported by the W.M. Company, which appears on Bloomberg screen “WMCO1” to the right of the caption “EUR” under the caption “MID” at approximately 4:00 pm, London time, on such date of calculation.

Business Day: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement

Trading Day: Notwithstanding the definition for Trading Day provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement, Trading Day means a day, as determined by the Calculation Agent in its sole discretion, on which: (i) the sponsor of the Underlier publishes the closing level of the Underlier and (ii) trading is generally conducted on the Relevant Exchange for the Underlier, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Relevant Exchange: Notwithstanding the definition for Relevant Exchange provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement, Relevant Exchange means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Underlier.

Use of Proceeds and Hedging: As described under “Use of Proceeds; Hedging” on page 38 of the accompanying product supplement.

Tax Consequences: In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ERISA:  As described under “Benefit Plan Investor Considerations” on page PS-46 of the accompanying prospectus supplement

Supplemental Plan of Distribution:  As described under “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-20 in this pricing supplement and “Underwriting (Conflicts of Interest)” on page 39 of the accompanying product supplement

Calculation Agent:  Deutsche Bank AG, London Branch

CUSIP No.: 25152RJL8

ISIN No.: US25152RJL87

Not FDIC Insured: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical levels of the Underlier and Exchange Rates on the Determination Date could have on the Cash Settlement Amount, assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels and the Exchange Rates that are entirely hypothetical; no one can predict what the level of the Underlier or the Exchange Rate will be on any day throughout the term of the notes, and no one can predict what the Closing Level of the Underlier or the Exchange Rate will be on the Determination Date.  The Underlier and the Exchange Rate have been highly volatile in the past — meaning that the level of the Underlier and the Exchange Rate have both changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	150.00%
Cap Level	118.40% of the Initial Underlier Level
Maximum Settlement Amount	$1,276.00
Buffer Level	90.00% of the Initial Underlier Level
Buffer Rate	approximately 111.11%
Buffer Amount	10.00%
None of a market disruption event, a currency market disruption event, or a non-Trading Day occurs on the Determination Date
No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated
Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date

For these reasons, the actual performance of the Underlier and the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier and historical exchange rates between the U.S. dollar and the euro shown elsewhere in this pricing supplement.  For information about the historical levels of the Underlier and historical exchange rates between the U.S. dollar and the euro during recent periods, see “The Underlier — Historical Information” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level.  The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of a percent).  Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above.  Please note that the hypothetical examples shown below do not take into account the effects of applicable taxes. The numbers appearing in the table, paragraphs and chart below have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.00%	127.60%
175.00%	127.60%
150.00%	127.60%
125.00%	127.60%
118.40%	127.60%
110.00%	115.00%
105.00%	107.50%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
85.00%	94.44%
75.00%	83.33%
50.00%	55.56%
25.00%	27.78%
0.00%	0.00%

If, for example, the Final Underlier Level were determined to be 25.00% of the Initial Underlier Level, the Cash Settlement Amount would be approximately 27.78% of the Face Amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 72.22% of your investment.

If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.00% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 127.60% of each $1,000 Face Amount of your notes, as shown in the table above.  As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above the Cap Level of 118.40% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of your notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Buffer Level of 90.00% (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the Face Amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than 118.40% (the section right of the Cap Level of 118.40% marker on the horizontal axis) would result in a capped return on your investment.

The following two examples show the effect of the Exchange Rate on the Cash Settlement Amount paid at maturity. On any day of calculation, the Adjusted Closing Level of the Underlier will equal the product of the Closing Level of the Underlier on such day multiplied by the Exchange Rate on such day. Accordingly, changes in the Exchange Rate may impact the amount payable on the Maturity Date, if any, and the value of the notes. The numbers appearing in the tables and examples below have been rounded for ease of analysis. The actual Initial Underlier Level and Initial Exchange Rate are set forth under the “Key Terms.”

Example 1: The hypothetical Final Underlier Level is greater than the hypothetical Initial Underlier Level but less than the hypothetical Cap Level.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to Exchange Rate Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to Exchange Rate Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
3,000.00	1.40	4,200.00	3,600.00	1.33	4,788.00

In this example, prior to the Exchange Rate adjustment, the hypothetical Closing Level of the Underlier on the Determination Date has increased by 20.00% from the hypothetical Closing Level of the Underlier on the Trade Date. However, the euro has weakened against the U.S. dollar by 5.00%.

If the hypothetical Final Underlier Level is greater than the hypothetical Initial Underlier Level but less than the hypothetical Cap Level, the Cash Settlement Amount is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 150.00% times (c) the Underlier Return.

Cash Settlement Amount = $1,000 + [$1,000 × 150.00% × (4,788.00 – 4,200.00) / 4,200.00] = $1,210.00

Example 2: The hypothetical Final Underlier Level is less than the hypothetical Buffer Level.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to Exchange Rate Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to Exchange Rate Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
3,000.00	1.40	4,200.00	2,700.00	1.33	3,591.00

In this example, prior to the Exchange Rate adjustment, the hypothetical Closing Level of the Underlier on the Determination Date has decreased by 10.00% from the hypothetical Closing Level of the Underlier on the Trade Date.  In addition, the euro has weakened against the U.S. dollar by 5.00%.

If the hypothetical Final Underlier Level is less than the hypothetical Buffer Level, the Cash Settlement Amount is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return plus the Buffer Amount.

Cash Settlement Amount = $1,000 + [$1,000 × 111.11% × ((3,591.00 – 4,200.00) / 4,200.00 + 10.00%)] = $950.00

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on hypothetical Final Underlier Levels, and therefore on hypothetical market prices for the component stocks underlying the Underlier and hypothetical Exchange Rates, that may not be achieved on the Determination Date, and on assumptions that may prove to be erroneous.  The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amount shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.  The hypothetical Cash Settlement Amount in the examples above assume you purchased your notes at their Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Considerations — Many Economic and Market Factors will Impact the Value of the Notes” in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of the notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Underlier, the Exchange Rate and the market value of your notes at any time prior to the Stated Maturity Date.  The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual Final Underlier Level determined by the Calculation Agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table, chart and examples above.

 SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlier, any of the component stocks underlying the Underlier or the Underlying Currency.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

You May Lose Some or All of Your Investment in the Notes

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlier and the Exchange Rate, and will depend on whether, and the extent to which, the Underlier Return is positive or negative, which includes any gain or loss caused by a change in the Exchange Rate.  Your investment will be exposed on a leveraged basis of 1.00% times the Buffer Rate for every 1.00% by which the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount. If the Final Underlier Level is less than the Initial Underlier Level by an amount greater than the Buffer Amount, you will lose some or all of your investment in the notes.

An Increase in the Value of the U.S. Dollar Relative to the Underlying Currency May Adversely Affect Your Return on the Notes

The return on the notes is based on the performance of the Underlier and the Exchange Rate. The Final Underlier Level is the Adjusted Closing Level on the Determination Date. The Adjusted Closing Level on any day of calculation is the Closing Level of the Underlier on that day multiplied by the Exchange Rate on that day. Accordingly, any strengthening of the U.S. dollar relative to the Underlying Currency, or conversely, any weakening of the Underlying Currency relative to the U.S. dollar, which in each case would result in a decrease in the Exchange Rate, may adversely affect your return on the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

As a holder of the notes, you will not benefit from any appreciation in the Adjusted Closing Level of the Underlier from the Trade Date to the Determination Date beyond the Cap Level. Consequently, your Cash Settlement Amount will be limited to the Maximum Settlement Amount for each $1,000 Face Amount of notes you hold, regardless of any further appreciation in the Adjusted Closing Level of the Underlier from the Trade Date to the Determination Date, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the component securities underlying the Underlier.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the Cash Settlement Amount for your notes exceeds the Face Amount, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Underlier would have.

The Notes Are Subject to Our Creditworthiness

The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations you might not receive any amount owed to you under the terms of the notes and you could lose your entire initial investment.

There Are Risks Associated With Investments in Notes Linked to the Values of Equity Securities Issued by Non-U.S. Companies

The Underlier includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Underlier and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Underlier are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

We Are One of the Companies that Make Up the Underlier

We are one of the companies that make up the Underlier. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Underlier. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Underlier, or your notes. None of the other companies represented in the Underlier will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

The Potential Correlation Between the Underlier and the Exchange Rate Could Adversely Affect the Value of the Notes

The return on the notes is linked to the performance of the Underlier and the Exchange Rate. There may be a high degree of correlation between the Underlier and the Exchange Rate. Correlation is the extent to which the level of the Underlier and the Exchange Rate could increase or decrease at the same time, and, if there is high correlation between the Underlier and the Exchange Rate, adverse economic circumstances may cause both to decline. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Eurozone economy than a different investment linked to more broadly diversified indices or currencies.

Changes in the Level of the Underlier and the Exchange Rate May Offset Each Other

Changes in the level of the Underlier and the Exchange Rate may not correlate with each other. As a result, at a time when the level of the Underlier increases, the Exchange Rate may not increase as much or may decrease. Therefore, in calculating the Underlier Return, an increase in the level of the Underlier may be moderated, offset or more than offset by a decrease in the Exchange Rate. Similarly, an increase in the Exchange Rate may be moderated, offset or more than offset by a decrease in the level of the Underlier.

The Notes are Subject to Currency Exchange Rate Risk

The exchange rate between the U.S. dollar and the Underlying Currency may vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against the Underlying Currency during the term of the notes (i.e. the Exchange Rate decreases), your return will be adversely affected. The relative values of the U.S. dollar and the Underlying Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between the United States and the countries that use the Underlying Currency; and

•	the extent of governmental surpluses or deficits in the United States and the countries that use the Underlying Currency.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlier, the United States, the countries that use the Underlying Currency and other countries important to international trade and finance. The exposure to exchange rate risk may result in reduced returns to the Underlier and have an adverse impact on the value of the notes.

If the Liquidity of the Underlying Currency is Limited, the Value of the Notes Would Likely Be Impaired

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Determination Date would likely have an adverse effect on the Exchange Rate, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as Calculation Agent, being unable to determine the Underlier Return using its normal means. The resulting discretion by the Calculation Agent in determining the Underlier Return could, in turn, result in potential conflicts of interest.

The Issuer’s Estimated Value of the Notes on the Trade Date Is Less than the Original Issue Price of the Notes

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

Past Performance of the Underlier or Component Stocks of the Underlier Is No Guide to Future Performance

The actual performance of the Underlier or component stocks of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Underlier or the historical prices of the component stocks of the Underlier, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlier or component stocks of the Underlier.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Price You May Receive for Your Notes in Secondary Market Transactions Would Generally Be Lower than Both the Original Issue Price and the Issuer’s Estimated Value of the Securities on the Trade Date

While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

The Notes Will Not Be Listed, and There Will Likely Be Limited Liquidity

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. Furthermore, if you acquire notes in the secondary market at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you paid for your notes, and your return on the notes will therefore be affected by, among other factors, the issue price you paid for your notes.

Deutsche Bank AG and its affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

Many Economic and Market Factors Will Impact the Value of the Notes

While we expect that, generally, the level of the Underlier on any day and the Exchange Rate between the U.S. dollar and the Underlying Currency will affect the value of the notes more than any other factors, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlier;

•	the time remaining to maturity of the notes;

•	the dividend rate on the component stocks underlying the Underlier;

•	interest rates and yields in the market generally;

•	the volatility of the exchange rate between the U.S. dollar and the Underlying Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Recent Global Financial Crisis or any Future Financial Crisis Can be Expected to Heighten Currency Exchange Risk

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the Exchange Rate and, therefore, the value of your notes.

The Underlier Return May Be Less Than the Return of the Underlier on the Stated Maturity Date, or at Other Times During the Term of the Notes

Because the Underlier Return is calculated based on the Adjusted Closing Level of the Underlier on the Determination Date, the return of the Underlier, measured on the Stated Maturity Date or at certain times during the term of the notes, could be greater than the Underlier Return. This difference could be particularly large if there is a significant increase in the Adjusted Closing Level after the Determination Date, if there is a significant decrease in the Adjusted Closing Level before the Determination Date or if there is significant volatility in the Adjusted Closing Level during the term of the notes (especially on dates near the Determination Date). For example, if the Adjusted Closing Level increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Underlier Level prior to the Determination Date, the Underlier Return may be significantly less than if it were calculated on a date earlier than the Determination Date. Under these circumstances, you may receive a lower Cash Settlement Amount than you would have received if you had invested directly in the components of the Underlier.

Trading and Other Transactions by Us or Our Affiliates, or by the Placement Agent or its Affiliates, May Impair the Value of the Notes

We or one or more of our affiliates and/or the placement agent or one or more of its affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlier or the Exchange Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates and/or the placement agent or one or more of its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates and/or the placement agent or its affiliates may also engage in trading in instruments linked to the Underlier or the Exchange Rate on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates and/or the placement agent or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the changes in the Underlier or the Exchange Rate. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if the placement agent from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that placement agent may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the placement agent receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the placement agent to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the Original Issue Price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will reduce your potential return in the notes than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

We, Our Affiliates or Our Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Adversely Affect the Level of the Underlier or the Exchange Rate to Which the Notes Are Linked or the Value of the Notes

We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlier and Underlying Currency to which the notes are linked.

Our Actions as Calculation Agent and Our Hedging Activity and Those of the Placement Agent May Adversely Affect the Value of the Notes

We and our affiliates, and/or the placement agent and its affiliates, play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, we or our affiliates would be willing to purchase the notes from you in secondary market transactions. We are also the Calculation Agent for the notes. In performing these duties, our economic interests and the economic interests of the placement agent are potentially adverse to your interests as an investor in the notes. Furthermore, the Calculation Agent can postpone the determination of the Final Underlier Level if a market disruption event occurs on the Determination Date.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The EURO STOXX 50® Index is composed of the stocks of 50 major companies in the Eurozone. These companies include market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries.

This is just a summary of the EURO STOXX 50® Index. For more information on the EURO STOXX 50® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The EURO STOXX 50® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

Historical Information

The following graphs and tables set forth the historical performance of the EURO STOXX 50® Index based on the daily closing levels from March 18, 2009 through March 18, 2014 and the historical exchange rates between the U.S. dollar and the euro (expressed as the number of U.S. dollars per one euro) from March 18, 2009 through March 18, 2014.  The closing level of the Underlier on March 18, 2014 was 3,073.75 and the exchange rate between the U.S. dollar and the euro on March 18, 2014 was 1.3913.  We obtained the historical closing levels of the Underlier and the historical exchange rates between the U.S. dollar and the euro below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The daily exchange rates published by Bloomberg may differ from the Exchange Rate. We will not use Bloomberg to determine the Exchange Rate.

The historical closing levels of the Underlier and the historical exchange rates between the U.S. dollar and the Underlying Currency should not be taken as indications of future performance, and no assurance can be given as to the Closing Level of the Underlier or the Exchange Rate on the Determination Date. We cannot give you assurance that the performance of the Underlier or the U.S. dollar relative to the Underlying Currency will result in the return of any of your initial investment.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	2,578.43	1,809.98	2,071.13
Quarter ended June 30	2,537.35	2,097.57	2,401.69
Quarter ended September 30	2,899.12	2,281.47	2,872.63
Quarter ended December 31	2,992.08	2,712.30	2,964.96
2010
Quarter ended March 31	3,017.85	2,631.64	2,931.16
Quarter ended June 30	3,012.65	2,488.50	2,573.32
Quarter ended September 30	2,827.27	2,507.83	2,747.90
Quarter ended December 31	2,890.64	2,650.99	2,792.82
2011
Quarter ended March 31	3,068.00	2,721.24	2,910.91
Quarter ended June 30	3,011.25	2,715.88	2,848.53
Quarter ended September 30	2,875.67	1,995.01	2,179.66
Quarter ended December 31	2,476.92	2,090.25	2,316.55
2012
Quarter ended March 31	2,608.42	2,286.45	2,477.28
Quarter ended June 30	2,501.18	2,068.66	2,264.72
Quarter ended September 30	2,594.56	2,151.54	2,454.26
Quarter ended December 31	2,659.95	2,427.32	2,635.93
2013
Quarter ended March 31	2,749.27	2,570.52	2,624.02
Quarter ended June 30	2,835.87	2,511.83	2,602.59
Quarter ended September 30	2,936.20	2,570.76	2,893.15
Quarter ended December 31	3,111.37	2,902.12	3,109.00
2014
Quarter ending March 31 (through March 18, 2014)	3,168.76	2,962.49	3,073.75

Quarterly High, Low and Closing Levels of the U.S. dollar/Euro Exchange Rate (expressed as the number of U.S. dollars per Euro)

	High	Low	Close
2009
Quarter ended March 31	1.3934	1.2531	1.3277
Quarter ended June 30	1.4299	1.2921	1.4027
Quarter ended September 30	1.4793	1.3899	1.4617
Quarter ended December 31	1.5094	1.4232	1.4348
2010
Quarter ended March 31	1.4547	1.3343	1.3531
Quarter ended June 30	1.3627	1.1930	1.2249
Quarter ended September 30	1.3652	1.2455	1.3652
Quarter ended December 31	1.4225	1.3018	1.3416
2011
Quarter ended March 31	1.4212	1.2933	1.4191
Quarter ended June 30	1.4892	1.4022	1.4499
Quarter ended September 30	1.4535	1.3417	1.3417
Quarter ended December 31	1.4176	1.2915	1.2982
2012
Quarter ended March 31	1.3463	1.2667	1.3317
Quarter ended June 30	1.3339	1.2363	1.2691
Quarter ended September 30	1.3148	1.2085	1.2865
Quarter ended December 31	1.3260	1.2706	1.3184
2013
Quarter ended March 31	1.3696	1.2781	1.2841
Quarter ended June 30	1.3404	1.2824	1.2999
Quarter ended September 30	1.3543	1.2786	1.3537
Quarter ended December 31	1.3815	1.3349	1.3779
2014
Quarter ending March 31 (through March 18, 2014)	1.3928	1.3486	1.3913

Supplemental Plan of Distribution (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a discount or commission but will allow as a concession or reallowance to other dealers discounts and commissions of 1.75% or $17.50 per Face Amount of notes. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at 98.25% or $982.50 per Face Amount of notes. DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Original Issue Date indicated above, which will be the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.